EXHIBIT 99

For Immediate Release	Contact: Gates Little
(256) 543-3860
September 27, 2006

THE SOUTHERN BANC COMPANY, INC. ANNOUNCES

2006 ANNUAL EARNINGS

The Southern Banc Company, Inc. (OTCBB: SRNN), the holding company for The Southern Bank Company, formerly First Federal Savings and Loan Association of Gadsden, Alabama, announced net income of $235,000, or $0.30 per basic and $0.29 per diluted share, for the year ended June 30, 2006, as compared to net income of $650,000, or $0.78 per basic and $0.76 per diluted share, for the year ended June 30, 2005.

Gates Little, President and Chief Executive Officer of the Company, stated that the decrease in net income and earnings per share for the year ended June 30, 2006, was primarily attributable to a $296,000, or 81.8%, decrease in the gain on sale of securities. During the period ended June 30, 2006, the net interest margin decreased approximately $415,000, or 15.2% and non-interest expense increased approximately $26,000, or 1.2%. The decrease in non-interest income was primarily attributable to a gain on the sale of stock owned by the Company in its data processing service bureau recorded in fiscal 2005. The decrease in the net interest margin was primarily attributable to a decrease in interest income of approximately $9,000 and an increase in interest on deposits of approximately $406,000, or 18.2%, during a period of rising interest rates. The increase in non-interest expense was primarily due to an increase in office building and equipment expense related to an upgrade of the teller platform and operating system.

For the three month period ended June 30, 2006, the Company reported net income of approximately $30,000, or $0.04 per basic and $0.04 per diluted share, as compared to net income of $288,000, or $0.35 per basic and $0.34 per diluted share. The decrease in net income and earnings per share for the three month period ended June 30, 2006, was primarily attributable to a decrease in the gain on sale of securities and a decrease in net interest income. During the three month period ended June 30, 2005, the Company recorded a gain of approximately $329,000 on the sale of stock owned by the Company in its data processing service bureau.

The Company’s total assets at June 30, 2006 were $102.6 million, as compared to $104.8 million at June 30, 2005. Total stockholders’ equity at June 30, 2006, was $14.9 million, or 14.5% of total assets.

The Bank has four offices located in Gadsden, Albertville, Guntersville, and Centre, Alabama. The stock of The Southern Banc Company, Inc. is listed on the OTC Bulletin Board.

Certain statements in this release contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “target,” “plan,” “project,” “continue,” or the negatives thereof, or other variations thereon or similar terminology, and are made on the basis of management’s plans and current analyses of the Company, its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect the Company’s financial performance and could cause actual results to differ materially from those expressed or implied in such forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

(Selected financial data attached)

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Financial Condition

June 30, 2006 and 2005

	2006	2005
Assets
Cash and cash equivalents:

Cash on hand and in other banks	$2,116,505	2,364,078
Interest–bearing deposits in other banks	3,614,432	1,742,422

Total cash and cash equivalents	5,730,937	4,106,500

Securities available for sale, at fair value	57,623,030	59,403,333

Securities held to maturity (fair value of $2,615,941 and $3,784,984, respectively)	2,580,447	3,660,129
Federal Home Loan Bank stock	494,400	508,900
Loans held for sale	63,200	—
Loans receivable, net of allowance for loan losses of $138,939 and $135,472 , respectively	33,710,252	35,530,975
Accrued interest and dividends receivable	509,215	440,952
Premises and equipment, net	1,046,463	608,840
Prepaid expenses and other assets	891,419	551,744

Total assets	$102,649,363	104,811,373

Liabilities and Stockholders’ Equity
Deposits	$82,169,673	81,736,517

Federal Home Loan Bank advances	5,250,000	6,083,334
Other liabilities	289,862	288,579

Total liabilities	87,709,535	88,108,430

Commitments and contingencies

Stockholders’ equity:

Preferred stock, par value $0.01 per share. Authorized 500,000 shares; no shares issued and outstanding	—	—
Common stock, par value $0.01 per share. Authorized 3,500,000 shares; issued 1,454,750 shares in 2006 and 2005	14,548	14,548
Additional paid-in capital	13,997,847	13,997,847
Retained earnings	11,652,772	11,696,782
Shares held in trust, at cost, 27,768 and 49,355 shares in 2006 and 2005, respectively	(599,755)	(868,350)
Treasury stock, at cost, 645,464 and 595,090 shares in 2006 and 2005, respectively	(8,775,687)	(7,923,346)
Accumulated other comprehensive loss	(1,349,897)	(214,538)

Total stockholders’ equity	14,939,828	16,702,943

Total liabilities and stockholders’ equity	$102,649,363	104,811,373

THE SOUTHERN BANC COMPANY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Dollar Amounts in Thousands)

	Three Months Ended June 30,		Twelve Months Ended June 30,
	2006	2005	2006	2005
INTEREST INCOME:
Interest and fees on loans	$504	509	2,006	2,041
Interest and dividends on securities available for sale	703	658	2,669	2,602
Interest and dividends on securities held to maturity	8	59	149	264
Other interest income	58	19	134	60

Total interest income	1,273	1,245	4,958	4,967

INTEREST EXPENSE:
Interest on deposits	660	511	2,377	1,937
Interest on borrowings	62	71	265	299

Total interest expense	722	582	2,642	2,236

Net interest income	551	663	2,316	2,731
Provision for loan losses	0	10	15	15

Net interest income after provision for loan losses	551	653	2,301	2,716

NON-INTEREST INCOME:
Customer service fees	27	34	123	122
Gain on sale of securities	0	329	66	362
Miscellaneous income, net	19	11	122	52

Total non-interest income	46	374	311	536

NON-INTEREST EXPENSE:
Salaries and employee benefits	302	329	1,254	1,272
Office building and equipment expenses	61	55	236	178
Professional service expense	42	48	187	200
Data processing expense	66	64	256	237
Other operating expense	72	80	302	322

Total non-interest expense	543	576	2,235	2,209

Income (loss) before income taxes	54	451	378	1,043
Provision for income taxes	24	163	142	393

Net income	$30	288	235	650

Earnings per share – Basic	$0.04	0.35	0.30	0.78
Earnings per share – Diluted	$0.04	0.34	0.29	0.76

Dividends declared per share	$0.0875	0.0875	0.3500	0.3500

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Cash Flows

Years ended June 30, 2006 and 2005

	2006	2005
Cash flows from operating activities:
Net income	$235,265	649,596
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	113,401	60,125
Amortization of premiums/discounts on securities, net	49,065	71,725
Amortization of unearned compensation	—	158,178
Provision for loan losses	15,000	15,000
Deferred income tax provision	67,234	15,888
Gain on loans held for sale	(20,526)	(12,598)
Proceeds from sale of loans held for sale	2,500,526	1,849,738
Loans originated for sale	(2,543,200)	(1,837,140)
Gain on sale of available for sale securities	(60,009)	(358,231)
Gain on reclassification of securities	(35,390)	—
Loss on disposal of assets	1,176	—
Change in assets and liabilities:
Increase in accrued interest and dividends receivable (68,263)	(1,336)
Decrease (increase) in prepaid expenses and other assets	25,998	(37,604)
(Decrease) increase in other liabilities	(163,331)	109,609

Net cash provided by operating activities	116,946	682,950

Cash flows from investing activities:
Purchase of securities available for sale	(14,018,668)	(19,707,703)
Purchase of securities held to maturity	(1,000,000)	(1,000,000)
Proceeds from maturities and principal payments on securities Available for sale	11,086,590	14,225,146
Proceeds from sales of securities available for sale	2,951,848	2,974,330
Proceeds from maturities and principal payments on securities held to maturity	2,086,698	1,542,949
Sale of Federal Home Loan Bank stock	14,500	283,400
Loan repayments, net	1,805,723	1,930,612
Capital expenditures, net	(101,001)	(183,400)

Net cash provided by investing activities	2,825,690	65,334

Cash flows from financing activities:
Purchase of treasury stock	(852,341)	(576,564)
Purchase of shares of common stock to fund Trust	—	(863,826)
Federal Home Loan Bank repayments	(833,334)	(833,333)
Cash dividends paid	(279,275)	(293,644)
Increase (decrease) increase in deposits, net	433,156	(268,564)
(Payments) proceeds from short-term borrowings	(55,000)	55,000
Proceeds from exercise of stock options	268,595	405,142

Net cash used in financing activities	(1,318,199)	(2,375,789)

Net increase (decrease) in cash and cash equivalents	1,624,437	(1,627,505)
Cash and cash equivalents, beginning of year	4,106,500	5,734,005

Cash and cash equivalents, end of year	$5,730,937	4,106,500

Supplemental cash flow information:
Cash paid during the year for:
Income taxes, net of refund received	$160,515	279,168
Interest	2,643,257	2,234,355

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